51-102 REPORT OF VOTING RESULTS

June 24, 2005

British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs:

In accordance with National Instrument 51-102 “Continuous Disclosure Obligations”, the matters submitted to the vote of shareholders at the Annual General Meeting of shareholders of Dynamic Oil & Gas, Inc. (the “Company”) held on June 24, 2005 were decided as follows:

•
Shareholders determined the number of directors as seven and re-elected Messrs. David Jennings and John Lagadin as directors of the Company to serve until the close of the next annual general meeting at which their class will be elected or until they cease to hold office.

•
Shareholders appointed Ernst & Young LLP, Chartered Accountants, to serve as auditors of the Company until the close of the next annual general meeting and the directors were authorized to fix the remuneration of the auditors.

•	Shareholders approved an amendment to the Company’s 2003 Stock Option Plan to increase the number of shares reserved for issuance under the Option Plan by 235,166 shares.

•	Shareholders approved the re-adoption of the Company’s shareholder rights plan.

Yours very truly,
“signed”
Michael A. Bardell
Chief Financial Officer